SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULE 13d-1(b), (c) AND (d)

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                          WAVERIDER COMMUNICATIONS INC.
                          -----------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    943570408
                                    ---------
                                 (CUSIP Number)

                                 MARCH 23, 2005
                                 --------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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                                                                     Page 2 of 8

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1.  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Palisades Master Fund, L.P.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                        (b) |X|
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION:
        British Virgin Islands

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                           5.   SOLE VOTING POWER
                                1,039,359 (1)
    NUMBER OF SHARES       ----------------------------------------------------
  BENEFICIALLY OWNED BY    6.   SHARED VOTING POWER None.
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             7.   SOLE DISPOSITIVE POWER 1,039,359 (1)
                           -----------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER None.
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,039,359 (1)
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                  |_|
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    4.99%
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12. TYPE OF REPORTING PERSON:
    OO
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1.  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        PEF Advisors, Ltd.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                        (b) |X|
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION:
        British Virgin Islands

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                           5.   SOLE VOTING POWER
                                1,039,359 (1)
    NUMBER OF SHARES       ----------------------------------------------------
  BENEFICIALLY OWNED BY    6.   SHARED VOTING POWER None.
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             7.   SOLE DISPOSITIVE POWER 1,039,359 (1)
                           -----------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER None.
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,039,359 (1)
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                  |_|
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    4.99%
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12. TYPE OF REPORTING PERSON:
    OO
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(1) Based on 20,828,850 shares of Common Stock issued and outstanding as of
    March 29, 2004 as provided by Scott Worthington.

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                                                                     Page 3 of 8

Item 1(a).          Name of Issuer.

                    WaveRider Communications Inc. ("WAVR" or the "Company")

Item 1(b).          Address of Issuer's Principal Executive Offices.

                    255 Consumers Road
                    Suite 500
                    Toronto, Ontario Canada M2J 1 R4

Item 2(a).          Names of Person Filing.

                    Palisades Master Fund, L.P. ("Palisades")
                    PEF Advisors, Ltd. ("PEF")

Item 2(b).          Address of Principal Business Office, or if none, Residence.

                    As to Palisades and PEF:
                    Harbour House, 2nd floor, Waterfront Drive
                    PO Box 972, Road Town, Tortola
                    British Virgin Islands

Item 2(c).          Citizenship.

                    As to Palisades and PEF: British Virgin Islands

Item 2(d).          Title of Class of Securities.

                    Common Stock, par value $.001 per share (the "Common
                    Stock").

Item 2(e).          CUSIP Number.

                    943570408

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                    Not applicable.

Item 4.             Ownership.

                    The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. The

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                                                                     Page 4 of 8

                  1,039,359 shares of Common Stock beneficially owned by Palisades includes 1,039,359 shares of Common Stock that Palisades has the current right to acquire upon conversion or exercise, as applicable, of (a) a Convertible Debenture, issued April 23, 2004 and due April 23, 2007 (the "April Debenture"), (b) a Convertible Debenture, issued November 12, 2004 and due November 12, 2007 (the "November Debenture" and collectively, the April Debenture and the November Debenture shall be herein referred to as the "Debentures"), (c) a Series R Common Stock Purchase Warrant, issued July 14, 2003 (the "Series R Warrant"), (d) a Series S Common Stock Purchase Warrant, issued on April 23, 2004 (the "Series S Warrant") and
                  (e) a Series T Common Stock Purchase Warrant, issued November 12, 2004 (the "Series T Warrant" and collectively the Series R Warrant, the Series S Warrant and the Series T Warrant shall be herein referred to as the "Warrants").

                  Pursuant to the terms of the Debentures and the Warrants, the aggregate number of shares of Common Stock into which the Debentures are convertible and into which the Warrants are exercisable, and which Palisades has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Palisades, does not exceed 4.99% of the total outstanding shares of Common Stock.

                  On March 23, 2005, Palisades converted a Convertible Debenture, due April 14, 2006 into 1,757,955 shares of Common Stock. Immediately after this conversion, Palisades sold all such shares of Common Stock which it acquired upon conversion of such debenture. The purpose for this filing is to indicate that on March 23, 2005, Palisades beneficially owned 8.44% of the total outstanding shares of Common Stock. Immediately thereafter, Palisades sold such shares and thereby currently beneficially owns only 4.99%.

                  PEF serves as general partner and principal investment manager to Palisades, and as such has been granted investment discretion over Palisade's investments, including the investment in the Common Stock. As a result of its role as general partner and investment manager to Palisades, PEF may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of such Common Stock held by Palisades. However, PEF does not have the right to receive dividends from, or the proceeds from the sale of, such Common Stock held by Palisades and disclaims any beneficial ownership of such shares of such Common Stock.

                  Accordingly, for the purpose of this Statement:

                  (i) Palisades is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 1,039,359 shares of Common Stock beneficially owned by it;

                  (ii) PEF is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 1,039,359 shares of Common Stock beneficially owned by it.

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                                                                     Page 5 of 8

Item 5.             Ownership of Five Percent or Less of a Class.

                    4.99%

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                    Not applicable.

Item 8.             Identification and Classification of Members of the Group.

                    Not applicable.

Item 9.             Notice of Dissolution of Group.

                    Not applicable.

Item 10.            Certification.
                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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                                                                     Page 6 of 8

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      Date:  March  _____, 2005

                      PALISADES MASTER FUND, L.P.
                      By: Discovery Management Ltd., its authorized signatory

                      By:  /s/ Leslie Elliot and /s/ Arlene Decastro
                           -----------------------------------------
                           Name:  Leslie Elliot and Arlene Decastro
                           Title: Authorized Signatory

                      PEF ADVISORS, LTD.

                      By:  /s/ Paul T. Mannion, Jr.
                           ------------------------
                           Name:  Paul T. Mannion, Jr.
                           Title: Authorized Signatory

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                                                                     Page 7 of 8

Exhibit Index

99.1                Joint Filing Agreement